Filed December 12, 2001

File No. 70-9609

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________
Post-Effective Amendment No. 2
to
FORM U-1
APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

_____________________________________________________________
Energy East Corporation
New York State Electric & Gas Corporation
Energy East Enterprises, Inc.
Maine Natural Gas Corporation
P. O. Box 12904
Albany, NY 12212-2904

CMP Group, Inc.
Central Maine Power Company
Maine Electric Power Company, Inc.
NORVARCO
83 Edison Drive
Augusta, ME 04336

Connecticut Energy Corporation
The Southern Connecticut Gas Company
855 Main Street
Bridgeport, CT 06604

CTG Resources, Inc.
Connecticut Natural Gas Corporation
10 State House Square
Hartford, CT 06144-1500

Berkshire Energy Resources
The Berkshire Gas Company
115 Cheshire Road
Pittsfield, MA 01201

(Names of companies filing this statement and
addresses of principal executive offices)

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Energy East Corporation

(Name of top registered holding company parent)

_____________________________________________________________

Kenneth M. Jasinski
Executive Vice President,
General Counsel & Secretary
Energy East Corporation
P.O. Box 12904
Albany, New York 12212-2904
Telephone: (518) 434-3049

(Names and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications to:

Robert D. Kump Vice President and Treasurer Energy East Corporation P.O. Box 12904 Albany, New York 12212-2904 Telephone: (518) 434-3049	Frank Lee, Esq. Huber Lawrence & Abell 605 Third Avenue New York, New York 10158 Telephone: (212) 682-6200
Adam Wenner, Esq. Vinson & Elkins L.L.P. 1455 Pennsylvania Avenue, N.W. Washington, D.C. 20004-1008 Telephone: (202) 639-6533

ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTION

            Energy East Corporation ("Energy East"), a New York corporation, is a registered holding company under Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act"). On September 12, 2000, the Securities and Exchange Commission (the "SEC" or "Commission") issued an order authorizing (1) ongoing financing activities of Energy East and its Subsidiaries; (2) intrasystem extensions of credit; (3) the creation, acquisition or sale of non-utility subsidiaries; (4) the payment of dividends out of capital and unearned surplus; and (5) other related matters pertaining to Energy East and its Subsidiaries.1

            On June 20, 2001, Energy East and RGS Energy Group, Inc. ("RGS") filed an Application/Declaration (the "Merger U-1 Application"), File No. 070-09901, seeking approvals relating to the proposed combination of Energy East with RGS (collectively the "Companies") pursuant to which RGS will become a direct subsidiary of Energy East (the proposed combination is referred to as the "Merger"). As described in the Merger U-1 Application, Energy East is proposing to acquire the common shares of RGS for cash, Energy East Common Stock or a combination of cash and Energy East Common Stock. A more complete description of the acquisition of RGS is contained in the Merger U-1 Application, which description is hereby incorporated by reference herein.

            On November 14, 2001, Energy East filed Post-Effective Amendment No. 1 in this Docket seeking several modifications of the authorizations granted in the Financing Order with respect to the ongoing financing activities of Energy East and its Subsidiaries and other related matters in order to reflect the acquisition of RGS and the inclusion of RGS and its subsidiaries as new direct and indirect Subsidiaries of Energy East. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Financing Order or in Post-Effective Amendment No. 1.

            In the Financing Order, the Commission reserved jurisdiction over a proposal by Energy East and its Subsidiaries to allocate the consolidated income tax liability of Energy East among the members of the consolidated group in a manner that would differ in one respect from the method allowed under Rule 45(c) of the rules and regulations under the Act. Energy East and its Subsidiaries now request that the Commission release jurisdiction over the Tax Allocation Agreement and request that the Commission authorize Energy East and its Subsidiaries to enter into the Tax Allocation Agreement that was filed previously as Exhibit B.

            The Tax Allocation Agreement provides that Energy East will retain the benefit (in the form of the reduction in consolidated tax) that is attributable to its expenses including the interest expense associated with: (i) the Acquisition Debt (as defined in the Post-Effective Amendment No. 1), (ii) the subordinated debt issued in connection with the trust preferred securities recently issued by a special purpose subsidiary of Energy East, and (iii) the $500 million of unsecured debt issued to help financing the cash portions of the consideration in the acquisitions of CMP Group, CTG Resources and Berkshire Energy (the "Previous Acquisition Debt"), rather than reallocate that tax savings to its subsidiary companies, as would be required by Rule 45(c)(5). In this respect, the proposed Tax Allocation Agreement does not comply with

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1 Energy East Corp., et al., Holding Co. Act Release No. 35-27228 (Sept. 12, 2000) (the "Financing Order").

all of the requirements of Rule 45(c). The proposed Tax Allocation Agreement will therefore have the effect of assigning the tax benefit associated with the interest expense on the Acquisition Debt, the subordinated debt and the Previous Acquisition Debt (the "Acquisition Interest Expense"), to Energy East, the entity that issued such debt based on its creditworthiness and that is legally obligated for its payment. At the same time, in accordance with Rule 45(c)(2), the portion of the consolidated tax allocated to any of Energy East's Subsidiaries will not exceed the "separate return tax" of such subsidiary (the "separate return limitation"). Thus, the proposed Tax Allocation Agreement will not have the effect of shifting a larger portion of the group's tax liability to any member than it would otherwise pay on a separate return basis.

            A legal analysis of the Tax Allocation Agreement, in light of the policies and purposes of Sections 12 and 13 of the Act and Rule 45 is contained in Item 3, below.

ITEM 2.      FEES, COMMISSIONS AND EXPENSES

            The fees, commissions and expenses incurred or to be incurred in connection with this Post-Effective Amendment are estimated at $10,000.

ITEM 3.      APPLICABLE STATUTORY PROVISIONS

3.1     GENERAL

            Tax allocation agreements between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Approval under Rule 45(a) is not required for the filing of a consolidated tax return pursuant to a tax allocation agreement between eligible associate companies in a registered holding company system that complies with the terms of Rule 45(c). However, if a tax allocation agreement does not comply in all respects with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).2

            Rule 45(c)(2) provides that consolidated tax may be apportioned among the members of a group in proportion to each member's corporate taxable income or separate return tax, but, in either case, the amount of the tax apportioned to any subsidiary company may not exceed the separate return tax of such subsidiary. In other words, the amount of consolidated tax that is apportioned to any subsidiary company in a consolidated group may not exceed the amount of tax that such subsidiary company would have paid if such tax were computed as though such subsidiary company were not a member of a consolidated group.

            Rule 45(c)(4) provides that a tax allocation agreement may exclude companies not having positive corporate taxable income for the year (i.e., loss companies) from a current

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2 See The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000) discussed below.

allocation of the benefit of their losses, provided that the agreement gives the loss companies carryover rights that can be used in future years to reduce their proportionate share of consolidated tax. Alternatively, under Rule 45(c)(5), the so-called "current payment" method, a tax allocation agreement may require that the members of the group with a positive allocation pay the amount so allocated and that members of a consolidated group with a negative allocation receive current payment of their corporate tax credits. Specifically, Rule 45(c)(5) provides:

The agreement may, instead of excluding members as provided in paragraph (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits. (Emphasis added).

            Thus, under Rule 45(c)(5), only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system, as well as all subsidiary companies), are entitled to be paid for any negative allocation (i.e., losses or credits). The proposed Tax Allocation Agreement adopts the "current payment" method, but provides for Energy East to retain the tax savings attributable to the Acquisition Interest Expense.

            In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between "associate companies," on the one hand, and "subsidiary companies," on the other, represented a policy decision to preclude the holding company from sharing in the consolidated return savings. The Commission noted that "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the Act."3 It should be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) - so long as the policies and provisions of the Act are otherwise satisfied. Thus, where Energy East is seeking only to retain the tax benefit attributable to the Acquisition Interest Expense for which no other company in the Energy East system has any liability, the proposed arrangement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address.

            Under Rule 45(c)(5), the tax benefit associated with the losses of a holding company must in effect be reallocated to its subsidiary companies, thereby reducing the allocated share of the consolidated tax liability that those subsidiaries would otherwise have if their tax were determined on a separate return basis. In the typical case, this reallocation of the holding company's share of the tax savings would not produce a significant windfall for its subsidiaries, because holding company expenses tend to be relatively small, consisting mainly of allocated corporate overhead and salaries. The largest item of holding company expense - interest on the

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3 See Allocation of Consolidated Federal Income Tax Liability by Registered Holding Companies and their Subsidiaries, Holding Co. Act Release No. 21767 (Oct. 29, 1980) citing Sen. Doc. 92, Part 72A, 70th Congress, 1st Sess. at pp. 477-482.

debt that a holding company incurs in order to supply capital to its subsidiaries - is typically offset by the interest income it receives from subsidiaries under the terms of mirror-image downstream loans.4

            In the instant situation, however, the subordinated debt issued in connection with the trust preferred securities and the Previous Acquisition Debt was not incurred, and the Acquisition Debt will not be incurred, to fund investments in Energy East's Subsidiaries, but rather to acquire the equity of CMP Group, CTG Resources, Berkshire Energy and RGS Energy. Such debt represents indebtedness of Energy East, issued based on its creditworthiness and is non-recourse to the Subsidiaries. Importantly, Energy East could not recover in rates of the Utility Subsidiaries any costs, including the Acquisition Interest Expense, associated with the previous mergers or the pending merger without the approval of the commissions having jurisdiction over rates of the Utility Subsidiaries. Moreover, such debt is and will remain unsecured. Thus, the lenders will not have any call on the assets of Energy East's Subsidiaries or any security interest in the common stock of the Subsidiaries held by Energy East.

            Although Energy East's Subsidiaries do not have any legal obligation for such debt, Energy East's ability to pay interest on, as well as to pay common dividends, is largely dependent upon its receipt of dividends from its Subsidiaries. Currently, Energy East is not projecting any change in its dividend policy and the projected dividends will be paid largely from current and retained earnings of the Utility Subsidiaries, as allowed by Rule 46.

            Finally, the Tax Allocation Agreement will have no impact on the rates or revenue requirements of the Utility Subsidiaries because the amount of tax allocated to the Utility Subsidiaries will remain subject to the separate return limitation. One basic premise underlying state regulation of the Utility Subsidiaries is that utility operations should neither subsidize other operations nor be subsidized by other operations. Therefore, income taxes are calculated on a stand-alone basis for jurisdictional ratemaking.

3.2     THE PROPOSED TAX ALLOCATION METHOD IS CONSISTENT WITH THE
          POLICIES AND PURPOSES OF THE ACT

            The proposed Tax Allocation Agreement is consistent with the policies and purposes of Section 12 of the Act. Section 12 neither prohibits a registered holding company from retaining the benefit of the tax attributes that it generates nor requires it to reallocate those tax attributes to its subsidiaries. Section 12 merely prohibits upstream loans or extensions of credit to a registered holding company,5 and requires approval, by rule or by order, for any loan by a holding company, or any subsidiary thereof, to a subsidiary company.6

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4 See Rule 52, which allows a holding company to charge its effective cost of money on downstream loans to subsidiaries.

5 Section 12(a) of the Act provides that "[I]t shall be unlawful for any registered holding company, by use of the mails or any means of instrumentality of interstate commerce, or otherwise, directly or indirectly, to borrow, or to receive any extension of credit or indemnity, from any public-utility company in the same holding-company system or from any subsidiary company of such holding company . . .."

6 See Section 12(b), quoted above, pursuant to which the Commission has promulgated Rule 45(a).

            Moreover, the policy underlying Rule 45(c)(5), as articulated by the Commission in its release proposing Rule 45(c), appears to have little or nothing to do with the circumstances presented in this case. In its proposing release, the Commission noted that the "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits" was among the abuses that led to the passage of the Act.7 The Commission then explained:

The corporate relationships required by the Act assure that the deductible corporate expenses of the holding company itself will always create a consolidated tax saving, since Section 13(a) of the Act precludes such expenses being passed on to the subsidiaries, through service charge or contract, so as to transform them into corporate deductions of the subsidiaries. In light of the legislative history referred to, an expense reimbursement of the holding company, in the guise of a tax allocation, would seem incongruous with Section 13(a). The exclusion in our earlier rule of the holding company from sharing in consolidated return savings was intentional and will continue. These considerations do not apply to other companies in the group that incur losses.8

            As this passage seems to suggest, the prohibition in Rule 45(c) on a registered holding company sharing in the consolidated tax savings appears to have been founded chiefly on Section 13(a) of the Act, which prohibits a registered holding company from entering into or performing any agreement for the sale of goods or provision of services or construction for a charge to any subsidiary company. In this case, however, Energy East is not seeking to recover its own corporate costs from its Subsidiaries, "in the guise of a tax allocation," by transforming them into deductible expenses of its subsidiaries. Moreover, the Subsidiaries will not be reimbursing Energy East for the Acquisition Interest Expense through the tax allocation mechanism. Instead, the "benefit" obtained by Energy East under the Tax Allocation Agreement is attributable entirely to the lower income tax liability of the consolidated group that is attributable to Energy East's interest expense.

            In fact, the policies and purposes of Section 13(a), which was intended only to prohibit holding companies from "exacting tribute" from subsidiaries through excessive and often illusory service charges for management services, have no bearing on how Energy East and its Subsidiaries choose to allocate the tax savings associated with Energy East's interest expense. The Acquisition Interest Expense represents a true cost of capital that Energy East has incurred for purposes unrelated to the operations of its Subsidiaries. It is important to consider that, if Energy East were to incur interest on debt the proceeds of which were used to fund loans to its Subsidiaries, the Act and the Commission's rules would allow Energy East to recover its cost of funds through interest charges to its Subsidiaries, and the policies and purposes of Section 13(a) would not come into play. Where, as in this case, Energy East's Subsidiaries have not assumed

7 See note 5, supra.

8 It should be noted that the earlier rule - Rule 45(b)(6) - did not by its terms restrict the holding company from retaining the benefit of the tax losses it generated. Rather, as the Commission explained in its release proposing Rule 45(c), Rule 45(b)(6) had been interpreted to require the sharing of tax savings and liabilities exclusively among the members of the group with actual separate return tax liability or positive income. Thus, all loss companies, including but not limited to the parent holding company, had been excluded from sharing in consolidated tax benefits, by interpretation, under Rule 45(b)(6).

any legal obligation for the Acquisition Debt, the Previous Acquisition Debt or the subordinated debt, it would not be detrimental to the Subsidiaries or to consumers if Energy East were to retain the benefit associated with its interest expense. Moreover, if Energy East were to allocate the tax savings attributable to the Acquisition Interest Expense to those members of the group with a positive allocation, as dictated by Rule 45(c)(5), the net effect would be the same as if Energy East made a capital contribution to those Subsidiaries.

            In National Grid, the Commission authorized National Grid Group and its subsidiaries to enter into a tax allocation agreement under which the tax benefit of the interest expense on acquisition debt would be allocated to the U.S. sub-holding company of National Grid Group that had incurred the debt. With one exception, the circumstances in that case are identical to those presented here. In National Grid, a U.S. sub-holding company of National Grid Group incurred approximately $3.2 billion of bank debt in order to finance the acquisition of New England Electric System ("NEES"). National Grid Group explained that, without the requested relief, it would suffer an increased U.K. tax liability since, under U.K. tax law, there is no system of consolidated tax groups similar to that under U.S. law. The applicant further explained that, under U.K. law, a loss member of a corporate group may "surrender" the loss to another member and thereby reduce the receiving company's taxable profits. National Grid Group stated that payment for the loss was necessary for two reasons: first, because under U.K. law, an agreement requiring an uncompensated surrender of tax benefits could possibly be voided under creditor protection law, and second, to assure that National Grid Group would receive appropriate tax credits under U.K. tax laws for the U.S. taxes paid by the U.S. sub-holding company.

In approving the proposed tax allocation agreement, the Commission observed:

It does not appear that approval of the Tax Allocation Agreement would lead to the abuses that section 12 is intended to prevent, and therefore approval will not be detrimental to the NEES Group and its consumers. The 'separate return' limitation will assure that the NEES' Utility Subsidiaries tax liability will not be higher than it otherwise would have been. In addition, the Financing Applicants note that the conditions applicable to our authorization with respect to dividend payments will provide additional protections. Consequently, the Tax Allocation Agreement does not provide a means for a foreign parent holding company to 'milk' the U.S.-organized companies.

In addition, because the NEES Group has no obligation with respect to the Merger-Related Debt and the debt does not affect the NEES Group's financial position or credit, it is not inappropriate to exclude these companies from the benefits of the tax consequences arising out of the debt. Accordingly, we approve the use of the Tax Allocation Agreement. (footnote omitted).

            Energy East's current circumstances do not involve any interplay between foreign and U.S. tax laws, and approval or disapproval of the proposed Tax Allocation Agreement will not have any effect on the overall amount of consolidated income tax that Energy East will pay. Nevertheless, it is clear that the Commission's approval of the tax allocation agreement in National Grid was based almost entirely upon its determination that the agreement would not lead to the abuses that Section 12 was intended to prevent; that the NEES utility subsidiaries' allocated share of the consolidated tax would be no higher than it would otherwise be on a separate return basis; that the U.S. subsidiaries had no obligation on the merger-related debt; and that the merger-related debt did not affect the NEES subsidiaries' financial position or credit. The fact that the proposed tax allocation agreement would reduce National Grid Group's overall U.S. and U.K. tax liability and enable National Grid Group to avoid other potential legal problems under U.K. law (associated with "surrendering" of tax attributes by any subsidiary) appears to have been a subordinate consideration.

            In all other respects, Energy East's circumstances are the same as those presented in National Grid. The proposed Tax Allocation Agreement will not lead to the kinds of abuses Section 12 was intended to prevent (e.g., prohibition on upstream loans) and is not a device for transferring Energy East's expenses to its Subsidiaries. Energy East's Subsidiaries' allocated share of the consolidated return liability will be no greater than it would be if calculated on a separate return basis, as required by Rule 45(c). The Utility Subsidiaries are not obligated, directly or indirectly, on the subordinated debt issued in connection with the trust preferred securities or the Previous Acquisition Debt and will not be obligated directly or indirectly on the Acquisition Debt and the Tax Allocation Agreement will not have the effect of shifting Energy East's interest expense to the Utility Subsidiaries. Finally, such debt has not affected, and will not affect, the Utility Subsidiaries' financial position or credit, as evidenced by their credit ratings and the capitalization ratios that Energy East is committed to maintain under the terms of the September 12, 2000 Order in this proceeding, or projected dividend payout rate.

ITEM 4.     REGULATORY APPROVALS

            No state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed Tax Allocation Agreement.

ITEM 5.     PROCEDURE

            The Applicants request that the Commission's supplemental order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's supplemental order and the date on which the supplemental order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS

EXHIBITS

B            Form of Tax Allocation Agreement (previously filed).

ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS

            None of the matters that are the subject of this amended Application/Declaration involve a "major federal action" nor "significantly affect[s] the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. None of the matters that are the subject of this amended Application/Declaration will result in changes in the operations of the Applicants that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

ENERGY EAST CORPORATION
CMP GROUP, INC.
CONNECTICUT ENERGY CORPORATION
CTG RESOURCES, INC.
BERKSHIRE ENERGY RESOURCES
ENERGY EAST ENTERPRISES, INC.

/s/        Robert D. Kump
Name: Robert D. Kump
Title:   Vice President and Treasurer

NEW YORK STATE ELECTRIC & GAS CORPORATION /s/ Sherwood J. Rafferty Name: Sherwood J. Rafferty Title: Senior Vice President and Chief Financial Officer
MAINE NATURAL GAS CORPORATION /s/ George E. Bonner Name: George E. Bonner Title: Treasurer	CENTRAL MAINE POWER COMPANY MAINE ELECTRIC POWER COMPANY NORVARCO /s/ Sara J. Burns Name: Sara J. Burns Title: President (Vice President - NORVARCO)
THE SOUTHERN CONNECTICUT GAS COMPANY CONNECTICUT NATURAL GAS CORPORATION /s/ James P. Laurito Name: James P. Laurito Title: President and Chief Operating Officer	THE BERKSHIRE GAS COMPANY /s/ Robert M. Allessio Name: Robert M. Allessio Title: President and Chief Operating Officer
Dated: December 12, 2001